Jennifer L. Miller Direct: 215.864.8619 Fax: 215.864.9073 millerje@ballardspahr.com

June 18, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               EMRISE Corporation (NYSE Arca: ERI); SEC File No. 001-10346

Dear SEC Staff:

Today, EMRISE Corporation (the “Company”) filed Schedule 14A containing its preliminary proxy statement with the Securities and Exchange Commission (“SEC”).  The preliminary proxy statement describes, among other things, a proposal to stockholders to consider the sale of all of the issued and outstanding shares of common stock of the Company’s subsidiaries (the “Transaction”), Advanced Control Components, Inc. and Custom Components, Inc. (collectively “ACC”).  We have been authorized by the Company to provide this cover letter to such filing.

The Company is preparing restated consolidated historical financial statements for the fiscal years ended December 31, 2008 and December 31, 2009 to reflect the operations and financial position of ACC as a discontinued operation as  presented in the Company’s financial statements in Form 10-Q as of and for the quarter ended March 31, 2010.  Upon completion and audit of these historical financial statements, they will be filed on a Current Report on Form 8-K.  The Company will then use its updated historical financial data in order to generate pro forma financial statements reflecting the effect of the Transaction and the stand alone financial statements of ACC, all of which will be unaudited.  At that time, the Company will file an amended preliminary proxy statement with the applicable unaudited financial statements of ACC and related unaudited consolidated pro-forma financial information.  No definitive proxy materials will be filed or mailed to the stockholders until the appropriate revised financial information is included in the proxy statement.

The Transaction is important to the Company because it is anticipated that it will generate the cash flow necessary to pay amounts due to its senior lender under a credit agreement by the debt maturity date of July 16, 2010.  Due to the Company’s current liquidity status and its approaching debt maturity date, EMRISE is filing this preliminary proxy statement with the SEC today in order to meet certain obligations under such credit agreement, including obtaining stockholder approval for the sale of all of the outstanding shares of common stock of ACC in an effort to complete the closing of the Transaction by the maturity date.

Very truly yours,

/s/ Jennifer L. Miller

Jennifer L. Miller

JLM/jw

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